FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL
☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response.......................0.5
(Print or Type Responses)
1. Name and Address of Reporting Person* Armstrong C. Michael	2. Issuer Name and Ticker or Trading Symbol Comcast Corporation (formerly named AT&T Comcast Corporation): CMCSA and CMCSK						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☒ Officer ☐ Other (specify below) (give title below) Chairman
(Last) (First) (Middle) Comcast Corporation 1500 Market Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year November 20, 2002
(Street) Philadelphia PA 19102				5. If Amendment, Date of Original (Month/Day/Year) November 20, 2002			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	11/18/02		A		80,664	A	(1)	80,664	D
Class A Common Stock	11/18/02		A		142,714	A	(1)	142,714	D
Class A Common Stock	11/18/02		J		208,877	A	(2)	208,877	D

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option to Purchase Class A Common Stock	$42.93(1)	11/18/02		A		587,189(1)		Immediately	10/17/2007	Class A Common Stock	587,189(1)		587,189	D
Option to Purchase Class A Common Stock	$60.88(1)	11/18/02		A		156,583(1)		Immediately	1/30/2008	Class A Common Stock	156,583(1)		156,583	D
Option to Purchase Class A Common Stock	$86.58(1)	11/18/02		A		234,875(1)		Immediately	1/29/2009	Class A Common Stock	234,875(1)		234,875	D
Option to Purchase Class A Common Stock	$85.00(1)	11/18/02		A		64,413(1)		Immediately	1/30/2008	Class A Common Stock	64,413(1)		64,413	D
Option to Purchase Class A Common Stock	$65.70(1)	11/18/02		A		218,799(1)		Immediately	2/28/2010	Class A Common Stock	218,799(1)		218,799	D
Option to Purchase Class A Common Stock	$33.32(1)	11/18/02		A		344,078(1)		Immediately	3/5/2011	Class A Common Stock	344,078(1)		344,078	D
Option to Purchase Class A Common Stock	$32.28(1)	11/18/02		A		229,402(1)		Immediately	7/02/2011	Class A Common Stock	229,402(1)		229,402	D
Option to Purchase Class A Common Stock	$27.73(1)	11/18/02		A		730,919(1)		(3)	2/19/2012	Class A Common Stock	730,919(1)		730,919	D
Option to Purchase Class A Common Stock	$25.0000	11/20/02		A		2,364,000		(4)	11/20/2012	Class A Common Stock	2,364,000		2,364,000	D
Option to Purchase Class A Common Stock	$25.0000	11/20/02		A		36,000		(5)	11/20/2012	Class A Common Stock	36,000		36,000	D
Performance Shares	1-for-1(1)	11/18/02		A		110,255(1)		12/31/2004	12/31/2004	Class A Common Stock	110,255(1)		110,255	D

Explanation of Responses:

(1)	Shares and equity awards with respect to shares of Issuer common stock were acquired pursuant to the merger (the "Merger") of each of Comcast Holdings Corporation (formerly named Comcast Corporation) and Comcast Cable Communications Holdings, Inc. (formerly named AT&T Broadband Corp.) with wholly-owned subsidiaries of the Issuer.
(2)	In connection with the Merger, shares of Issuer common stock were received in settlement of pre-existing AT&T Corp. equity-based awards.
(3)	182,730 shares are exercisable on each of 02/19/2003, 02/19/2004 and 02/19/2005; and 182,729 shares are exercisable on 02/19/2006.
(4)	716,000 shares are exercisable on 11/20/2004; 356,000 shares are exercisable on each of 11/20/2005, 11/20/2006 and 11/20/2007; 116,000 shares are exercisable on each of 11/20/2008, 11/20/2009, 11/20/2010, 11/20/2011 and 5/20/2012.
(5)	4,000 shares are exercisable on each of 11/20/2004, 11/20/2005, 11/20/2006, 11/20/2007, 11/20/2008, 11/20/2009, 11/20/2010, 11/20/2011 and 5/20/2012.

/s/ Arthur R. Block	December 5, 2002

** Signature of Reporting Person	Date
By: Arthur R. Block, Attorney-in-Fact for C. Michael Armstrong

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Attachment 1

POWER OF ATTORNEY

             Know all by these presents, that the undersigned hereby constitutes and appoints each of Arthur R. Block, David L. Cohen and Lawrence S. Smith, as the undersigned's true and lawful attorneys-in-fact to:

             (1) execute for and on behalf of the undersigned, in the undersigned's capacity as a reporting person pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder of AT&T Comcast Corporation (the "Company"), Forms 3, 4 and 5 in accordance with Section 16(a) of the Exchange Act;

             (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and timely file such form with the United States Securities and Exchange Commission and stock exchange or similar authority; and

             (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any of such attorneys-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by any of such attorneys-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as any of such attorneys-in-fact may approve in the discretion of any of such attorneys-in-fact.

             The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that any of such attorneys-in-fact, or the substitute or substitutes of any of such attorneys-in-fact, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Exchange Act.

             This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

             IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 18th day of November, 2002.

Signature:	/s/ Mike Armstrong
Name:	Mike Armstrong